Sarah M. Patterson

Managing Director. General Counsel for

Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

April 15, 2024

VIA EDGAR

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:	Forethought Life Insurance Company (the “Company”), Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-275098) for the ForeStructured Growth and the ForeStructured Growth Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts (the “Contracts”)

Dear Ms. Rowland:

On behalf of the Company, transmitted for filing under the Securities Act of 1933, as amended, is pre-effective amendment no. 1 to the above-referenced registration statement. A request to accelerate effectiveness for May 1, 2024 accompanies this filing. The Company intends to rely on the permission granted to Forethought Life Insurance Company pursuant to Rule 3-13 of Regulation S-X in the staff's letter dated October 17, 2019 to file audited financial statements prepared in accordance with statutory accounting principles.

As a reminder, on October 20, 2023, the Company initially filed the above-referenced registration statement. The ongoing public offering of the Contracts is currently registered on Form S-1 (File No. 333-257394). On January, 19, 2024 and March 18, 2024, the Company filed with the Commission correspondence responding to staff comments and separately provided a draft revised prospectus with each filing. On March 19 and April 2, 2024, you provided additional comments on behalf of the staff, and this letter responds to those additional comments. Below please find the Commission staff’s comments in bold followed by the Company’s responses thereto.

Comments

1.	Regarding guaranteed minimum upside rates for Indexed Strategies that may be offered in the future, if the Company does not wish to specify a minimum percentage for each type of upside crediting method, we ask that the Company include disclosure stating “We do not guarantee that we will always credit interest to an index option when there is a positive index return.”

The Company has revised the prospectus to state: “If We offer new Indexed Strategies with an Index Cap, Participation Rate, or Tier Participation Rate in the future, the same guaranteed minimum rate [applicable to the currently-offered Indexed Strategies] will apply.”

2.	With respect to the prominent “this contract may not be appropriate” paragraph that is currently on the cover page of the prospectus, please add a tailored version of the same disclosure to the advisory fee and required minimum distributions sections of the prospectus.

The prospectus has been revised as requested.

If you have any questions concerning this filing, please call me at 860 325-1538.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson

Managing Director, General Counsel for Individual
Markets and Assistant Secretary